NEWS RELEASE

BRASCAN MONETIZES A PORTION OF ITS INTEREST IN NORBORD

TORONTO, September 15, 2004 – Brascan Corporation (NYSE: BNN, TSX: BNN.A) announced today that it has entered into an agreement with a syndicate of underwriters, led by TD Securities Inc. and RBC Capital Markets to purchase from Brascan, 10,000,000 common shares of Norbord Inc. (“Norbord”) (NBD: TSX) at a price of Cdn$12.75 per share for total proceeds of Cdn$127.5 million. These shares are being sold on an ex-dividend basis and therefore the purchasers will not receive the Cdn$1.00 per share dividend payable by Norbord on September 30, 2004. These shares will be offered by prospectus to prospective purchasers in Canada and on a private placement basis to qualified institutional buyers in the United States. In addition, the syndicate has the option, before the closing date, to purchase up to an additional 8,000,000 shares, which, if exercised, would increase the offering to Cdn$229.5 million.

Concurrent with the purchase of these Norbord shares, the syndicate has agreed to underwrite the private placement, in Canada only, of Cdn$255,000,000 principal amount of a new series of 25-year debentures exchangeable for common shares of Norbord.

Each $1000 principal amount of exchangeable debentures to be issued by Brascan will be exchangeable or redeemable, at any time, at the request of the holder or issuer, respectively. The issuer may settle its obligations upon exchange or redemption at its option by delivering 78.4314 common shares of Norbord (being an exchange price of Cdn$12.75 per Norbord share), or at the option of the issuer, it may deliver the cash equivalent of the principal amount of the debentures being exchanged based on the then market price of the Norbord shares or a combination of Norbord shares and cash. In the case of exchange or redemption in the initial five years of the term, an early termination premium will be payable by the initiating party. In addition, on any redemption of the debentures by the issuer during the initial five years of the term, the issuer will be required to pay an additional premium if the then market price of the Norbord shares is less than Cdn$12.75.

Bruce Flatt, Brascan’s Chief Executive Officer, commented: “the sale of a portion of our interest in Norbord provides us with additional capital to invest in our core sectors of real estate and power generation while at the same time enabling us to participate in the future growth of Norbord through a meaningful retained interest”.

Brascan Profile

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchange. For more information, please visit our web site at www.brascancorp.com

Norbord Profile

Norbord Inc. is one of the world’s largest producers of oriented strand board with operations in Canada, the United States and Europe. The company also manufactures medium density fibreboard, hardwood plywood, particle board, I-joists and value-added wood-based furniture components. Norbord is listed on the Toronto Stock Exchange under the symbol NBD and has approximately 150 million common shares outstanding.

Contact
Brascan Corporation
Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
E-mail: kvyse@brascancorp.com